UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2007

Commission file number 1- 12874

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1. Financial Statements (Unaudited)

Report of Independent Registered Public Accounting Firm	3

Unaudited Consolidated Statements of Income
for the three and nine months ended September 30, 2007 and 2006	4

Unaudited Consolidated Balance Sheets
as at September 30, 2007 and December 31, 2006	5

Unaudited Consolidated Statements of Cash Flows
for the nine months ended September 30, 2007 and 2006	6

Notes to the Unaudited Consolidated Financial Statements	7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

Item 3. Quantitative and Qualitative Disclosures about Market Risk	37

PART II: OTHER INFORMATION	39

SIGNATURES	40

ITEM 1 -                      FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Corporation

We have reviewed the consolidated balance sheet of Teekay Corporation and subsidiaries as of September 30, 2007, the related consolidated statements of income for the three and nine months ended September 30, 2007 and 2006, and the related consolidated statements of cash flows for the nine months ended September 30, 2007 and 2006. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Corporation and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein), and in our report dated March 12, 2007, except for Note 22(c), as to which the date is April 17, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
December 14, 2007	Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
 (in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	$	$	$	$

REVENUES	606,836	477,733	1,767,734	1,426,316
OPERATING EXPENSES
Voyage expenses	144,554	133,430	403,423	378,458
Vessel operating expenses	120,008	52,939	326,300	157,866
Time-charter hire expense	121,756	100,848	321,504	299,975
Depreciation and amortization	87,058	49,849	234,416	150,490
General and administrative	60,912	39,822	178,067	121,538
Gain on sale of vessels and equipment	(8,072)	(7,138)	(19,685)	(6,095)
Restructuring charge	-	2,948	-	7,414
Total operating expenses	526,216	372,698	1,444,025	1,109,646
Income from vessel operations	80,620	105,035	323,709	316,670

OTHER ITEMS
Interest expense	(81,008)	(40,572)	(205,549)	(114,059)
Interest income	23,071	14,262	62,629	39,948
Foreign exchange (loss) gain	(10,025)	277	(14,699)	(32,991)
Minority interest income (expense)	3,602	(7,289)	(8,379)	(4,682)
Other - net (note 13)	729	8,134	14,064	(2,942)
Total other items	(63,631)	(25,188)	(151,934)	(114,726)

Net income	16,989	79,847	171,775	201,944

Per common share amounts
- Basic earnings (note 16)	0.23	1.09	2.34	2.76
- Diluted earnings (note 16)	0.23	1.07	2.29	2.68
- Cash dividends declared	0.2375	0.2075	0.7125	0.6225
Weighted average number of common shares (note 16)
- Basic	73,592,554	73,251,038	73,523,677	73,223,613
- Diluted	74,917,614	74,944,038	74,925,820	75,318,853

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
	As at September 30, 2007 $	As at December 31, 2006 $
ASSETS
Current Cash and cash equivalents (note 8)	296,637	343,914
Restricted cash - current (note 9)	40,527	64,243
Accounts receivable	254,014	191,963
Vessels held for sale	-	20,754
Net investment in direct financing leases - current	22,690	21,926
Prepaid expenses	91,210	78,495
Other assets	47,147	25,845
Total current assets	752,225	747,140
Restricted cash (note 9)	675,960	615,749
Vessels and equipment (note 8) At cost, less accumulated depreciation of $958,881 (December 31, 2006 - $859,014)	5,143,559	4,271,387
Vessels under capital leases, at cost, less accumulated depreciation of $66,305 (December 31, 2006 - $42,609) (note 9)	552,488	654,022
Advances on newbuilding contracts (note 11)	942,046	382,659
Total vessels and equipment	6,638,093	5,308,068
Net investment in direct financing leases	83,618	86,470
Investment in joint ventures (note 11)	127,368	124,295
Derivative instruments	136,403	71,399
Loans to joint ventures	341,087	74,333
Other assets	170,662	158,745
Intangible assets – net (note 6)	269,816	280,559
Goodwill (note 6)	430,471	266,718
Total assets	9,625,703	7,733,476
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	91,318	69,593
Accrued liabilities	223,971	241,495
Current portion of long-term debt (note 8)	77,111	218,281
Current obligation under capital leases (note 9)	157,124	150,762
Current portion of in-process revenue contracts (note 6)	85,040	93,938
Total current liabilities	634,564	774,069

Long-term debt (note 8)	4,465,121	2,943,265
Long-term obligation under capital leases (note 9)	728,603	407,375
Derivative instruments	69,427	52,139
Deferred income taxes	94,453	72,393
Asset retirement obligation	22,456	21,215
In-process revenue contracts (note 6)	226,805	317,835
Other long-term liabilities	188,685	162,560
Total liabilities	6,430,114	4,750,851
Commitments and contingencies (notes 8, 9, 11 and 15)
Minority interest	513,571	454,403
Stockholders’ equity Capital stock (note 10)	617,783	588,651
Additional paid-in capital	10,306	8,061
Retained earnings	2,044,290	1,943,397
Accumulated other comprehensive income (loss) (note 14)	9,639	(11,887)
Total stockholders’ equity	2,682,018	2,528,222
Total liabilities and stockholders’ equity	9,625,703	7,733,476

 The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
	Nine Months Ended September 30,
	2007	2006
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	171,775	201,944
Non-cash items:
Depreciation and amortization	234,416	150,490
Amortization of in-process revenue contracts	(51,078)	-
Gain on sale of vessels and equipment	(19,685)	(6,095)
Gain on sale of marketable securities	(8,337)	-
Loss on repurchase of bonds	842	375
Equity income (net of dividends received: September 30, 2007 – $661; September 30, 2006 – $5,583)	6,002	3,324
Income tax expense (recovery)	6,200	5,839
Employee stock option compensation	7,192	6,829
Unrealized foreign exchange loss and other – net	14,490	48,691
Change in non-cash working capital items related to operating activities	(37,311)	13,531
Expenditures for drydocking	(60,659)	(26,087)
Distribution by subsidiaries to minority owners	(26,994)	(19,610)
Net operating cash flow	236,853	379,231

FINANCING ACTIVITIES
Proceeds from long-term debt	2,374,348	986,929
Capitalized loan costs	(7,542)	(9,241)
Scheduled repayments of long-term debt	(201,476)	(14,205)
Prepayments of long-term debt	(851,178)	(259,375)
Repayments of capital lease obligations	(6,596)	(7,486)
Proceeds from loan from joint venture partner	44,185	5,795
Repayment of loan from joint venture partner	(24,033)	-
Increase in restricted cash	(13,333)	(433,184)
Net proceeds from sale of Teekay LNG Partners L.P. units	84,182	-
Issuance of common stock upon exercise of stock options	31,276	11,660
Repurchase of common stock	(50,257)	(212,330)
Cash dividends paid	(52,355)	(46,057)
Net financing cash flow	1,327,221	22,506

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(550,531)	(285,834)
Proceeds from sale of vessels and equipment	214,797	321,876
Purchase of marketable securities	(39,265)	-
Proceeds from sale of marketable securities	53,941	-
Acquisition of 50% of OMI Corporation (net of cash assumed $427) (note 4)	(1,108,136)	-
Investment in Petrojarl ASA (note 3)	(1,210)	(347,173)
Investment in joint venture	(6,154)	(8,060)
Advances to joint ventures	(187,618)	(20,217)
Investment in direct financing leases	(13,902)	(6,797)
Repayment of direct financing leases	15,974	13,897
Other investing activities	10,753	(3,182)
Net investing cash flow	(1,611,351)	(335,490)

(Decrease) increase in cash and cash equivalents	(47,277)	66,247
Cash and cash equivalents, beginning of the period	343,914	236,984
Cash and cash equivalents, end of the period	296,637	303,231

Supplemental cash flow information (note 7)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. In the opinion of management, these financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company’s offshore segment consists of shuttle tankers, floating production storage and offloading (or FPSO) units and floating storage and offtake (or FSO) units. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of liquefied natural gas (or LNG) carriers and liquefied petroleum gas (or LPG) carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three and nine months ended September 30, 2007 and 2006:

Three months ended September 30, 2007	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues	249,255	51,168	42,994	263,419	606,836
Voyage expenses	29,642	711	73	114,128	144,554
Vessel operating expenses	76,625	13,285	8,056	22,042	120,008
Time-charter hire expense	40,615	7,773	-	73,368	121,756
Depreciation and amortization	45,359	9,236	11,491	20,972	87,058
General and administrative (1)	25,956	4,889	5,677	24,390	60,912
Gain on sale of vessels	(8,072)	-	-	-	(8,072)
Income from vessel operations	39,130	15,274	17,697	8,519	80,620

Three months ended September 30, 2006	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues	144,152	46,514	26,468	260,599	477,733
Voyage expenses	26,126	452	395	106,457	133,430
Vessel operating expenses	22,405	10,945	4,706	14,883	52,939
Time-charter hire expense	41,426	4,243	-	55,179	100,848
Depreciation and amortization	20,297	8,294	8,235	13,023	49,849
General and administrative(1)	11,304	3,897	3,736	20,885	39,822
Gain on sale of vessels and equipment	(6,509)	-	-	(629)	(7,138)
Restructuring charge	-	-	-	2,948	2,948
Income from vessel operations	29,103	18,683	9,396	47,853	105,035

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Nine months ended September 30, 2007	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues	734,363	141,544	118,967	772,860	1,767,734
Voyage expenses	84,432	1,863	86	317,042	403,423
Vessel operating expenses	213,766	36,797	22,395	53,342	326,300
Time-charter hire expense	121,481	15,591	-	184,432	321,504
Depreciation and amortization	126,708	25,964	33,856	47,888	234,416
General and administrative (1)	76,089	13,887	16,365	71,726	178,067
Gain on sale of vessels and equipment	(19,685)	-	-	-	(19,685)
Income from vessel operations	131,572	47,442	46,265	98,430	323,709

Nine months ended September 30, 2006	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues	427,867	134,804	75,203	788,442	1,426,316
Voyage expenses	67,942	1,385	800	308,331	378,458
Vessel operating expenses	67,847	32,300	14,325	43,394	157,866
Time-charter hire expense	127,492	12,560	-	159,923	299,975
Depreciation and amortization	62,337	24,605	24,222	39,326	150,490
General and administrative(1)	33,051	12,030	11,028	65,429	121,538
Gain on sale of vessels and equipment	(4,664)	-	-	(1,431)	(6,095)
Restructuring charge	-	-	-	7,414	7,414
Income from vessel operations	73,862	51,924	24,828	166,056	316,670

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	As at September 30, 2007 $	As at December 31, 2006 $

Offshore segment	3,192,877	3,081,177
Fixed-rate tanker segment	760,974	678,033
Liquefied gas segment	2,781,746	2,104,525
Spot tanker segment	1,969,515	1,116,145
Cash and restricted cash	298,769	352,607
Accounts receivable and other assets	621,822	400,989
Consolidated total assets	9,625,703	7,733,476

3.	Acquisition of Petrojarl ASA

During the third quarter of 2006, the Company acquired 43% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. As required by Norwegian law, after acquiring 40% of Petrojarl's outstanding shares, on September 18, 2006, the Company launched a mandatory bid for Petrojarl's remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006. Shares acquired from the mandatory bid and other shares acquired on the open market during the fourth quarter of 2006 increased the Company’s ownership interest in Petrojarl to 65% by December 31, 2006. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. The total purchase price of $536.8 million was paid in cash and was financed through a combination of bank financing and cash balances.

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters two shuttle tankers and one FSO unit from the Company. The combination of Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSO units, and Teekay’s global marine operations and extensive customer network, positions the Company to competitively pursue new FPSO projects. This has contributed to the recognition of goodwill.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the acquisition, which has been accounted for using the purchase method of accounting. The Company revised its purchase price allocation during the second quarter of 2007. The effect of this revision was a reduction to the Company’s income from vessel operations and net income for the second quarter of 2007 of $2.7 million, or $0.04 per share.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at October 1, 2006 as determined in the fourth quarter of 2006 and the finalized purchase price allocation:

	Original at October 1, 2006 $	Revisions $	Revised at October 1, 2006 $
ASSETS
Cash, cash equivalents and short-term restricted cash	73,238	-	73,238
Other current assets	48,760	-	48,760
Vessels and equipment	1,249,253	(173,580)	1,075,673
Other assets – long-term	21,486	(1,248)	20,238
Intangible assets subject to amortization	49,870	(49,870)	-
Intangible assets not subject to amortization	-	647	647
Goodwill (offshore segment)	95,465	132,862	228,327
Total assets acquired	1,538,072	(91,189)	1,446,883
LIABILITIES
Current liabilities	60,125	-	60,125
Long-term debt	325,000	-	325,000
Asset retirement obligation	20,831	-	20,831
In-process revenue contracts	434,177	(74,252)	359,925
Other long-term liabilities	56,822	(25,073)	31,749
Total liabilities assumed	896,955	(99,325)	797,630
Minority interest	104,337	8,136	112,473
Net assets acquired (cash consideration)	536,780	-	536,780

The following table shows summarized consolidated pro forma financial information for the Company for the nine months ended September 30, 2006, giving effect to the acquisition of 65% of the outstanding shares in Petrojarl as if it had taken place on January 1, 2006:

Pro Forma
Nine Months Ended
September 30, 2006
$

Revenues	1,681,417
Net income	206,774
Earnings per share
- Basic	2.82
- Diluted	2.75

4.	Acquisition of 50% of OMI Corporation

On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or TORM) acquired, through their jointly owned subsidiary Omaha, Inc., all of the outstanding shares of OMI Corporation (or OMI). The Company and TORM divided most of OMI’s assets equally between the two companies with effect from the beginning of August 2007. The price of the OMI assets acquired or to be acquired by the Company was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. The Company funded its portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.

This acquisition further enhances the Company’s position as a leading operator of medium-size tankers.  In addition, the Company expects that this acquisition will improve the utilization of its existing vessels.  This has contributed to the recognition of goodwill.

The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. Teekay also assumed OMI's in-charters of a further six Suezmax tankers and OMI’s third party asset management business represented by the Gemini pool. The Company and TORM continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The acquisition of 50% of OMI is being accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.  The assets acquired from OMI on August 1, 2007 are reflected in the Company’s consolidated financial statements from August 1, 2007.  The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities are being determined with the assistance of third party valuation specialists. The Company expects this work to be completed during the first quarter of 2008. As such, certain of these estimates of fair value are preliminary and are subject to further adjustment.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

August 1, 2007 $
ASSETS
Cash, cash equivalents and short-term restricted cash	577
Other current assets	67,159
Vessels and equipment	923,670
Other assets – long-term	6,820
Investment in joint venture	64,244
Intangible assets subject to amortization	60,540
Goodwill (spot tanker segment)	31,961
Total assets acquired	1,154,971
LIABILITIES
Current liabilities	21,006
In-process revenue contracts	25,402
Total liabilities assumed	46,408

Net assets acquired (cash consideration)	1,108,563

The following table shows summarized consolidated pro forma financial information for the Company for the nine months ended September 30, 2007 and 2006, giving effect to the acquisition of OMI assets by the Company as if it had taken place on January 1 of the periods presented:

	Pro Forma	Pro Forma
	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006
	$	$

Revenues	1,937,086	1,650,961
Net income	185,674	247,809
Earnings per share:
- Basic	2.53	3.38
- Diluted	2.48	3.29

5.	Public Offerings

During December 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering of 8.1 million of its common units representing limited partner interests at a price of $21.00 per unit. During May 2007, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 2.3 million of its common units at a price of $38.13 per unit. As a result of these offerings, the Company recorded increases to stockholders’ equity of $101.8 million and $25.1 million, respectively, which represent the Company’s gain from the issuance of units.

The proceeds received from the offerings and the use of those proceeds, are summarized as follows:

	Teekay Offshore $	Teekay LNG $
Proceeds received:	169,050	87,699

Use of proceeds from sale of common units:
Offering expenses.	13,788	3,494
Repayment of debt and general corporate purposes.	155,262	84,205
	169,050	87,699

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels and 5 vessels owned by 50% owned joint ventures), four FSO vessels, and nine conventional Aframax tankers. Teekay Offshore also owns through wholly owned subsidiaries 2 additional shuttle tankers (including one through a 50%-owned joint venture). All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the liquefied natural gas (or LNG) shipping sector. Teekay LNG provides LNG, liquefied petroleum gas (or LPG) and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax class crude oil tankers. The Company owns a 63.7% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest.

In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with Teekay Offshore’s initial public offering to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

6.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The changes in the carrying amount of goodwill for the nine months ended September 30, 2007 for the Company’s reporting segments are as follows:
	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Other $	Total $
Balance at December 31, 2006	226,369	3,648	35,631	-	1,070	266,718
Adjustment to Goodwill acquired (note 3)	132,862	-	-	-	-	132,862
Goodwill acquired (note 4)	-	-	-	31,961	-	31,961
Disposal of reporting unit	-	-	-	-	(1,070)	(1,070)
Balance at September 30, 2007	359,231	3,648	35,631	31,961	-	430,471

Intangible Assets

As at September 30, 2007, the Company’s intangible assets consisted of:
	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(66,128)	58,122
Time-charter contracts	15.9	232,943	(31,694)	201,249
Tradenames	-	647	-	647
Gemini Tanker Pool	5.0	10,149	(351)	9,798
	13.7	367,989	(98,173)	269,816

As at December 31, 2006, the Company’s intangible assets consisted of:
	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(57,825)	66,425
Time-charter contracts	19.2	182,552	(22,488)	160,064
Customer relationships	15.3	49,870	(835)	49,035
Intellectual property	7.0	9,588	(4,553)	5,035
	15.3	366,260	(85,701)	280,559

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2007 was $7.8 million ($5.7 million – 2006) and $17.8 million ($17.0 million - 2006), respectively. Amortization of intangible assets for the next five years is expected to be $9.1 million (remainder of 2007), $35.5 million (2008), $34.4 million (2009), $27.2 million (2010) and $23.5 million (2011).

In-Process Revenue Contracts

As part of the Petrojarl and OMI acquisitions, the Company assumed certain FPSO service contracts and charter-out contracts which have terms that are less favourable than then-prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts, on a weighted basis, based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the three and nine months ended September 30, 2007 was $20.5 million and $51.0 million, respectively. Amortization for the next five years is expected to be $21.6 million (remainder of 2007), $83.7 million (2008), $67.0 million (2009), $58.6 million (2010) and $35.0 million (2011).

7.	Supplemental Cash Flow Information

a)	Cash interest paid by the Company during the nine months ended September 30, 2007 and 2006 totaled approximately $223.6 million and $118.7 million, respectively.

b)
During January and February 2007, the Company took delivery, as lessee, of two leased LNG carriers that are being accounted for as capital leases. The present value of the minimum lease payments for these vessels on delivery was $310.5 million. These transactions were treated as non-cash transactions in the Company’s consolidated statement of cash flows.

8.           Long-Term Debt
	September 30,	December 31,
	2007	2006
	$	$
Revolving Credit Facilities	1,648,200	1,448,000
Senior Notes (8.875%) due July 15, 2011	248,118	262,324
U.S. Dollar-denominated Term Loans due through 2019	2,148,508	1,004,759
EURO-denominated Term Loans due through 2023	436,819	411,319
U.S. Dollar-denominated Unsecured Loans	60,587	35,144
	4,542,232	3,161,546
Less current portion	77,111	218,281
Total	4,465,121	2,943,265

As at September 30, 2007, the Company had long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3,268.4 million, of which $1,620.2 million was undrawn. Interest payments are based on LIBOR plus margins. At September 30, 2007, the margins ranged between 0.5% and 0.75% and the three-month LIBOR was 5.23%. The amount available under the Revolvers reduces by $80.0 million (remainder of 2007), $189.6 million (2008), $230.5 million (2009), $238.1 million (2010), $646.1 million (2011) and $1,884.2 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 52 of the Company’s vessels, together with other related collateral, and are guaranteed by Teekay or its subsidiaries.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.  During the nine months ended September 30, 2007, the Company repurchased a principal amount of $14.0 million of the 8.875% Notes (see also Note 13).

The Company has U.S. Dollar-denominated term loans outstanding, which, as at September 30, 2007, totaled $2,148.5 million. Certain of the term loans with a total outstanding principal balance of $513.1 million, as at September 30, 2007, bear interest at a weighted-average fixed rate of 5.09%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2007, the margins ranged between 0.3% and 1.0% and the three-month LIBOR was 5.23%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of the applicable newbuilding vessel financed with the term loans.  Twelve of the term loans have bullet or balloon repayments due at maturity. The term loans are collateralized by first-priority mortgages on 34 of the Company’s vessels, together with certain other related collateral. In addition, all but $148.1 million of the outstanding term loans are guaranteed by Teekay or its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2007 totaled 306.2 million Euros ($436.8 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2007, the margins ranged between 0.6% and 0.7% and the one-month EURIBOR was 4.405%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at September 30, 2007, totaled $15.8 million and $44.8 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commence February 2008. This loan is repayable on demand no earlier than February 27, 2027.  Interest payments on the second loan are based on a fixed interest rate of 6.50%.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free liquidity be maintained. As at September 30, 2007 and December 31, 2006, this amount was $100 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at September 30, 2007 and December 31, 2006, this amount was $272.8 million and $173.4 million, respectively.

9.	Capital Leases and Restricted Cash

Capital Leases

Suezmax Tankers. As at September 30, 2007, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at September 30, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $243.0 million, including imputed interest of $27.4 million, repayable as follows:

Year	Commitment
2007	$ 6.2 million
2008	135.9 million
2009	8.5 million
2010	8.4 million
2011	84.0 million

RasGas II LNG Carriers.As at September 30, 2007, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers that operate under time charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG carrier capital leases include the Company’s joint venture partner’s 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Company’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 15). As at September 30, 2007, the commitments under these capital leases approximated $1,103.1 million, including imputed interest of $634.4 million, repayable as follows:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data

Year	Commitment
2007	$ 6.0 million
2008	$ 24.0 million
2009	$ 24.0 million
2010	$ 24.0 million
2011	$ 24.0 million
Thereafter	$ 1,001.1 million

Spanish-Flagged LNG Carriers. As at September 30, 2007, the Company was a party, as lessee, to a capital lease on one LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at September 30, 2007, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($235.5 million), including imputed interest of 23.9 million Euros ($34.1 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($33.2 million)
2008	24.4 million Euros ($34.8 million)
2009	25.6 million Euros ($36.6 million)
2010	26.9 million Euros ($38.4 million)
2011	64.8 million Euros ($92.5 million)

FPSO Units. As at September 30, 2007, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, the Company has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed the Company’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

The Defeased Rental Payments for the Petrojarl Foinaven are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. Because interest rates currently are below 8% per annum, the Company has recorded a liability equal to the fair value of the future additional required rental payments, which will be amortized into earnings using the effective interest rate method. As at September 30, 2007, the unamortized liability was $18.1 million.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8). The interest rates earned on the deposits approximate the interest rate implicit in the applicable leases.

As at September 30, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG carriers was $493.7 million and $481.9 million, respectively.  As at September 30, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at September 30, 2007 and December 31, 2006, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 144.3 million Euros ($205.9 million) and 139.0 million Euros ($183.5 million), respectively. As at September 30, 2007 and December 31, 2006, the weighted-average interest rate earned on these deposits was 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $16.9 million and $14.5 million as at September 30, 2007 and December 31, 2006, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

10.	Capital Stock

The authorized capital stock of Teekay at September 30, 2007 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the nine months ended September 30, 2007, the Company issued 1.3 million shares upon the exercise of stock options for proceeds of $31.3 million, and repurchased 916,200 shares for a total cost of $50.3 million. As at September 30, 2007, Teekay had 73,259,659 shares of Common Stock, and no shares of Preferred Stock issued and outstanding.
During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. As at September 30, 2007, Teekay had repurchased 17,836,300 shares of Common Stock subsequent to such authorizations at an average price of $42.28 per share, for a total cost of $754.1 million. The total remaining share repurchase authorization at September 30, 2007 was approximately $50.9 million.

As at September 30, 2007, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,543,848 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. The options under the Plans have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between June 13, 2008 and May 15, 2017, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the nine months ended September 30, 2007 is as follows:
	Options (000’s) #	Weighted-Average Exercise Price $

Outstanding at December 31, 2006	4,405	28.78
Granted	836	51.44
Exercised	(1,329)	23.52
Forfeited	(78)	35.47
Outstanding at September 30, 2007	3,834	35.40

Exercisable at September 30, 2007	2,148	27.15

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2007 was $13.72 per option. As at September 30, 2007, the intrinsic value of the outstanding stock options and exercisable stock options was $89.7 million and $68.0 million, respectively.

A summary of the Company’s non-vested stock option activity and related information for the nine months ended September 30, 2007 is as follows:
	Options (000’s) #	Weighted-Average Grant Date Fair Value $

Non-vested at December 31, 2006	1,654	12.05
Granted	836	13.72
Vested	(747)	11.83
Forfeited	(57)	12.74
Non-vested at September 30, 2007	1,686	12.95

As of September 30, 2007, there was $15.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $2.5 million (remainder of 2007), $7.7 million (2008), $4.2 million (2009) and $0.7 million (2010).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007 and 31% in 2006, expected life of five years, dividend yield of 2.0% in 2007 and 2.0% in 2006, and risk-free interest rate of 4.5% in 2007 and 4.8% in 2006.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at September 30, 2007, the Company had 189,461 remaining restricted stock units outstanding that were awarded in March 2005 as incentive-based compensation. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the September 30, 2007 share price of $58.81 per share, these restricted stock units, which vested November 30, 2007, had a notional value of $11.1 million. Upon vesting, 34,554 of the restricted stock units will be paid to the grantees in the form of cash, and 154,907 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay’s Common Stock, at the election of the grantee. Shares of Teekay's Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. During March 2007, 193,544 restricted stock units with a market value of $10.0 million vested and that amount was paid to grantees in cash. During the three and nine months ended September 30, 2007, the Company recorded an expense of $1.0 million ($1.5 million – three months ended September 30, 2006) and $7.3 million ($6.5 million – nine months ended September 30, 2006), respectively, related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

During the nine months ended September 2007, the Company granted 19,040 shares of restricted stock awards with a fair value of $1.0 million, based on the quoted market price, to certain of the Company’s Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

11.	Commitments and Contingencies

a) Vessels Under Construction

As at September 30, 2007, the Company was committed to the construction of two Aframax tankers, ten Suezmax tankers, three LPG carriers and four shuttle tankers scheduled for delivery between January 2008 and July 2011, at a total cost of approximately $1.4 billion, excluding capitalized interest. As at September 30, 2007, payments made towards these commitments totaled $283.8 million, excluding $39.4 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $976.7 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $110.3 million through incremental debt or surplus cash balances, or a combination thereof. As at September 30, 2007, the remaining payments required to be made under these newbuilding contracts were $26.0 million (remainder of 2007), $453.6 million (2008), $213.3 million (2009), $230.8 million (2010) and $163.2 million (2011).

As at September 30, 2007, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner’s 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at September 30, 2007, payments made towards these commitments totaled $229.6 million, excluding $14.9 million of capitalized interest and other miscellaneous construction costs and long-term financing arrangements existed for the remaining $147.3 million unpaid cost of these LNG carriers. As at September 30, 2007, the remaining payments required to be made under these contracts were $111.2 million (2008) and $36.1 million (2009). Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.  The purchase price, which depends upon the total construction costs of the vessels, is estimated to be approximately $61.0 million.

b) Vessel Purchases and Conversions

In September 2006, the Company was awarded a two-year contract by Petroleo Brasileiro S.A. (or Petrobras), which is scheduled to begin in 2008, to supply an FPSO unit for the Siri project in Brazil. Petrobras has options to extend the contract up to an additional year. In connection with this contract, the Company acquired a 1981-built single-hull tanker, which is being converted to an FPSO unit. The conversion costs are estimated to be $147.2 million. As of September 30, 2007, the Company had paid $123.3 million of such amount and long-term financing arrangements existed to finance the $23.9 million remaining unpaid cost.

In June 2007, the Company exercised its option to purchase a 2001-built shuttle tanker, which is currently part of the Company’s in-chartered shuttle tanker fleet.  The vessel is expected to be delivered in January 2008.  The purchase commitment for this vessel is $41.7 million, which will be financed through one of the Company’s Revolvers and surplus cash balances.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

c) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company has entered into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at September 30, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million (of which the Company’s 40% contribution was $320.5 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $200.3 million unpaid cost of these LNG carriers (including the joint venture partners’ 60% share). These remaining payments are due in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier. The purchase price, which depends upon the total construction costs of the vessels, is estimated to be $82.0 million.

d) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the VIP’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to certain participants in an amount not greater than half of their share of the award pool from Economic Profit contributions and to certain participants up to 100% of their share of the award pool from Economic Profit contributions. In 2011, the balance of the VIP award pool will be distributed to the participants. The interim distribution from the award pool in 2008 will be paid in a form that is equity-based, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010.  At least fifty percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of the VIP approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the three and nine months ended September 30, 2007, the Company accrued $0.2 million ($2.8 million – 2006) and $4.1 million ($9.6 million – 2006), respectively, of VIP contributions, which are included in general and administrative expenses.

e) Other

The Company has entered into indemnification agreements with certain of its officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure for certain indemnification agreements and may enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.	Vessel Sales

a)  During April 2007, the Company sold two Aframax tankers from its spot tanker segment and chartered them back under bareboat charters for a period of five years.  The Company realized a gain of $26.6 million, which has been deferred and will be amortized over the term of the bareboat charters.

b) During May 2007, the Company sold a 1987-built shuttle tanker and certain equipment, resulting in a gain of $11.6 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

c) During July 2007, the Company sold two Aframax tankers.  One of the vessels operates in the Company’s spot tanker segment and the second operates in the Company’s fixed-rate tanker segment.  The vessels have been chartered back through bareboat charters for a period of four years.  The Company realized a gain of $33.1 million, which is deferred and being amortized over the term of the bareboat charters.

13.	Other – net
	Three Months Ended		Nine Months Ended
	September 30, 2007 $	September 30, 2006 $	September 30, 2007 $	September 30, 2006 $
Equity (loss) income from joint ventures	(1,654)	1,965	(5,341)	2,259
Loss on bond redemption	(842)	-	(842)	(375)
Income tax (expense) recovery	(9,995)	4,985	(6,200)	(5,839)
Loss on expiry of options to construct LNG carriers	-	-	-	(6,102)
Gain on sale of marketable securities	1,684	-	8,337	-
Volatile organic compound emission plant lease income	2,792	2,767	8,280	8,424
Gain on sale of subsidiary	6,997	-	6,997	-
Miscellaneous	1,747	(1,583)	2,833	(1,309)
Other – net	729	8,134	14,064	(2,942)

14.	Comprehensive Income
	Three Months Ended		Nine Months Ended
	September 30, 2007 $	September 30, 2006 $	September 30, 2007 $	September 30, 2006 $
Net income	16,989	79,847	171,775	201,944
Other comprehensive income:
Unrealized gain on marketable securities	256	2,680	19,278	7,277
Unrealized (loss) gain on derivative instruments	(80,422)	(80,480)	36,089	24,678
Reclassification adjustment for gain on sale of marketable securities included in net income	(1,684)	-	(16,646)	-
Reclassification adjustment for gain on derivative instruments included in net income	(6,360)	(711)	(17,195)	(2,145)
Comprehensive (loss) income	(71,221)	1,336	193,301	231,754

As at September 30, 2007 and December 31, 2006, the Company’s accumulated other comprehensive income (loss) consisted of the following components:
	September 30, 2007 $	December 31, 2006 $
Unrealized gain (loss) on derivative instruments	1,407	(17,487)
Unrealized gain on marketable securities	8,232	5,600
	9,639	(11,887)

15.	Derivative Instruments and Hedging Activities

a) Hedges

With the exception of certain freight forward agreements discussed in Note 15(b) below, the Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at September 30, 2007, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 2,126.2 million, Canadian Dollars 58.5 million, Euros 23.6 million, Australian Dollars 5.7 million, British Pounds 32.7 million and Singapore Dollars 2.9 million for U.S. Dollars at an average rate of Norwegian Kroner 6.29 per U.S. Dollar, Canadian Dollar 1.06 per U.S. Dollar, Euro 0.74 per U.S. Dollar, Australian Dollar 1.31 per U.S. Dollar, British Pound 0.52 per U.S. Dollar and Singapore Dollar 1.51 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $210.5 million in 2007; $236.2 million in 2008; $40.7 million in 2009; and $6.9 million in 2010. In addition, certain of the Company’s forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at September 30, 2007, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	516,979	22,599	29.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,573,585	(7,633)	8.3	5.1
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,599,536	(5,559)	11.7	5.2

LIBOR-Based Restricted Cash Deposits:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	482,919	(30,491)	29.3	4.8

EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	436,819	31,698	16.7	3.8
_________________

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2007 ranged from 0.3% to 1.0%.

(2)	Principal amount reduces quarterly.

(3)	Commencement dates of swaps are 2007 ($615.0 million), 2008 ($151.0 million), 2009 ($333.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($100.0 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 306.2 million Euros.

During May 2006, the Company sold two swaptions for $2.4 million which are being amortized into earnings over the term of the swaptions. These options, if exercised by the holders, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations, under the following terms:

Interest Rate Index	Principal Amount (1) $	Start Date	Remaining Term (years)	Fixed Interest Rate (%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	119,792	November 15, 2007	11.5	4.0
__________________

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($119.8 million).

The Company hedges certain of its revenues through the use of forward freight agreements (FFAs) and synthetic time-charters (STC). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus hedging a portion of the Company’s exposure to the spot market rates. STCs are a means of achieving the equivalent of a time- charter for a vessel that trades in the spot market by taking the short position in a long-term FFA.  As at September 30, 2007, the Company had seven STCs which were equivalent to 3.75 Suezmax vessels.  As at September 30, 2007, the FFAs, which include STCs, had an aggregate notional value of $105.9 million, which is an aggregate of both long and short positions, and a net fair value of $1.4 million. The FFAs, which include STCs, expire between October 2007 and September 2009.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at September 30, 2007, the Company was committed to contracts totalling 14,579 metric tonnes with a weighted-average price of $302.1 per tonne and a fair value of $1.0 million. The fuel swap contracts expire between October and December 2007.

The Company is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter-parties.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Changes in the fair value of derivatives in economic hedges are recognized in earnings.  To the extent the cash flow hedges are effective, changes in the fair value of the Company’s derivatives in cash flow hedges are recognized in other comprehensive income. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.  During the nine months ended September 30, 2007, the Company recognized a net loss of $0.1 million ($1.3 million loss – 2006), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion during the three months ended September 30, 2007 was a net loss of $1.3 million ($1.6 million loss – 2006).

b)           Other Derivatives

Commencing the second quarter of 2007, the Company has used FFAs in non-hedge related transactions to increase or decrease its exposure to spot market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at September 30, 2007, the Company was committed to non-hedge related FFAs totalling 7.8 million metric tonnes with a notional principal amount of $69.2 million and a fair value of ($2.5) million. The FFAs expire between July 2007 and December 2008.

16.	Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30, 2007 $	September 30, 2006 $	September 30, 2007 $	September 30, 2006 $
Net income available for common stockholders	$16,989	$79,847	$171,775	$201,944

Weighted-average number of common shares	73,592,554	73,251,038	73,523,677	73,223,613
Dilutive effect of employee stock options and restricted stock awards	1,325,060	1,693,000	1,402,143	1,615,771
Dilutive effect of Equity Units	-	-	-	479,469
Common stock and common stock equivalents	74,917,614	74,944,038	74,925,820	75,318,853

Earnings per common share:
- Basic	$0.23	$1.09	$2.34	$2.76
- Diluted	0.23	1.07	2.29	2.68

For the three and nine months ended September 30, 2007, the anti-dilutive effect of 0.8 million shares and 1.0 million shares, respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share. For the three and nine months ended September 30, 2006, the anti-dilutive effect of 0.6 million and 1.3 million shares, respectively, attributable to outstanding stock options were excluded from the calculations of diluted earnings per share.

17.	Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Company adopted FIN 48 as of January 1, 2007. As a result of this implementation, the Company recognized a $1.2 million increase to its current tax liabilities and a $1.2 million decrease to retained earnings. As of January 1, 2007 and September 30, 2007, the Company did not have any material accrued interest and penalties relating to income taxes.

As of January 1, 2007 and September 30, 2007, the Company had unrecognized tax benefits of 3.4 million Euro ($4.9 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and thus the Company expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Company will receive a refund for the amount of the credit which will be reflected as a tax recovery in the period of approval.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2006 remain open to examination by the major taxing jurisdictions to which the Company is subject.

18.	Other information

The Company has a 33% interest in a consortium, which has signed a letter of intent to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total.  Final award of the charter contract was subject to certain conditions, which were met in December 2007.  The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011.  Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% interests in the consortium, respectively.  The Company is contractually obligated to offer its interests in these vessels and related charter contracts to its 63.7% owned subsidiary, Teekay LNG, prior to the vessels’ delivery.

19.	Subsequent Events

a)	In October 2007, Teekay Corporation sold an FSO unit, the Dampier Spirit, and the related 7-year, fixed-rate time-charter to Teekay Offshore for a total cost of approximately $30.3 million.

b)
During December 2007, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A Common Stock at a price of $19.50 per share for net proceeds of approximately $208.0 million.  This included 1.5 million shares of its Class A Common Stock sold to the underwriters in connection with the exercise of their over-allotment option.  The 11.5 million shares of Class A Common Stock represent a 46% ownership interest in Teekay Tankers.  The Company owns the remaining capital stock of Teekay Tankers.  Teekay Tankers owns nine Aframax-class crude oil tankers, which it acquired from Teekay upon the closing of the initial public offering, and is expected to grow through the acquisition of crude oil and product tanker assets from third parties and from Teekay.

c)
During December 2007 the Company acquired two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million.  The specialized ice-strengthened vessels were purpose-built to carry liquefied natural gas from Alaska’s Kenai LNG plant to Japan.   The vessels have been time-chartered back to the joint venture until April 2009 with charterer's option to extend up to an additional seven years.

TEEKAY CORPORATION AND SUBSIDIARIES
September 30, 2007
PART I – FINANCIAL INFORMATION

ITEM 2 -                      MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Teekay is a leading provider of international crude oil and petroleum product transportation services.  Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) shipping sector through our publicly-listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG), and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore). With a fleet of over 185 vessels, offices in 17 countries and 6,300 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream space.

SIGNIFICANT DEVELOPMENTS IN 2007

Acquisition of 50% of OMI Corporation
On June 8, 2007, we and A/S Dampskibsselskabet TORM (or TORM) acquired, through our jointly owned subsidiary Omaha, Inc., all of the outstanding shares of OMI Corporation (or OMI). Our 50% share of the acquisition price was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. We funded our portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.

OMI was an international owner and operator of tankers, with a fleet aggregating approximately 3.5 million deadweight tonnes and comprised of 13 Suezmax tankers (seven of which it owned and six of which were chartered-in) and 32 product carriers, 28 of which it owned and four of which were chartered-in. In addition, OMI has two product carriers under construction, which are scheduled for delivery in 2009.

We and TORM divided most of OMI’s assets equally between the two companies as of the beginning of August 2007. We acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers. We also assumed OMI's in-charters of a further six Suezmax tankers and OMI’s third party asset management business represented by the Gemini pool. We and TORM will continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

Angola LNG Project

We have a 33% interest in a consortium that has recently signed a letter of intent to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. Final award of the charter contract was subject to certain conditions, which were met in December 2007.  The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are contractually required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels.

Acquisition of LNG vessels

During December 2007 we acquired two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million.  The specialized ice-strengthened vessels were purpose-built to carry liquefied natural gas (or LNG) from Alaska’s Kenai LNG plant to Japan and have a self-supporting prismatic shape IMO Type B (“SPB”) cargo containment system.  The vessels have been time-chartered back to the joint venture until April 2009 with charterer's option to extend up to an additional seven years.  We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as floating offshore re-gasification or production facility.

Public Offering by Teekay Tankers

During December 2007, our subsidiary Teekay Tankers Ltd. (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A Common Stock at a price of $19.50 per share for net proceeds of approximately $208.0 million.  This included 1.5 million shares of its Class A Common Stock sold to the underwriters in connection with the exercise of their over-allotment option.  The 11.5 million shares of Class A Common Stock represent a 46% ownership interest in Teekay Tankers.  We own the remaining capital stock of Teekay Tankers.  Teekay Tankers owns nine Aframax-class crude oil tankers, which it acquired from Teekay upon the closing of the initial public offering, and is expected to grow through the acquisition of crude oil and product tanker assets from third parties and from us.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days.

We manage our business and analyze and report our results of operations on the basis of four segments: the offshore segment, the fixed-rate segment, the liquefied gas segment and the spot tanker segment.  Please read Item 1 – Financial Statements: Note 2 – Segment Reporting.

Offshore Segment

Our offshore segment includes our shuttle tankers, FPSO units, and floating storage and offtake (or FSO) units. The offshore segment has four Aframax shuttle tankers under construction and one FPSO under conversion. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies. We use these vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our offshore segment’s operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change	2007	2006	% Change

Revenues	249,255	144,152	72.9	734,363	427,867	71.6
Voyage expenses	29,642	26,126	13.5	84,432	67,942	24.3
Net revenues	219,613	118,026	86.1	649,931	359,925	80.6
Vessel operating expenses	76,625	22,405	242.0	213,766	67,847	215.1
Time-charter hire expense	40,615	41,426	(2.0)	121,481	127,492	(4.7)
Depreciation and amortization	45,359	20,297	123.5	126,708	62,337	103.3
General and administrative (1)	25,956	11,304	129.6	76,089	33,051	130.2
Gain on sale of vessels	(8,072)	(6,509)	24.0	(19,685)	(4,664)	322.1
Income from vessel operations	39,130	29,103	34.5	131,572	73,862	78.1

Calendar Ship Days
Owned vessels	3,289	2,220	48.2	9,529	6,745	41.3
Chartered-in vessels	1,168	1,205	(3.0)	3,475	3,753	(7.4)
Total	4,457	3,425	30.1	13,004	10,498	23.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).

The increase in the average fleet size of our offshore segment was primarily the result of:

•
the acquisition during the third quarter of 2006 of Teekay Petrojarl ASA (or Petrojarl), which operates four FPSO units and one shuttle tanker (please read item 1 – Financial Statements: Note 3 – Acquisition of Petrojarl ASA);

•
the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these joint ventures (the Consolidation of Joint Ventures);

•	the transfer of the Navion Saga from the fixed-rate segment to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007; and

•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (collectively, the Shuttle Tanker Deliveries);

    partially offset by

•	a decline in the number of chartered-in shuttle tankers; and

•	the sale of one 1981-built shuttle tanker in July 2006 and one 1987-built shuttle tanker in May 2007 (collectively, the Shuttle Tanker Dispositions).

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2007 compared to the same periods in 2006, primarily due to:

•
net increases of $82.0 million and $243.8 million, respectively, for the three and nine months ended September 30, 2007, relating to the Petrojarl acquisition after giving effect to amortization of contract values of $18.1 million and $48.6 million, respectively, as described below;

•	increases of $10.7 million and $34.6 million, respectively, for the three and nine months ended September 30, 2007, due to the Consolidation of Joint Ventures;

•	increases of $10.8 million and $15.7 million, respectively, for the three and nine months ended September 30, 2007, relating to the transfer of the Navion Saga to the offshore segment;

•	increases of $4.7 million and $6.7 million, respectively, for the three and nine months ended September 30, 2007, due to the Shuttle Tanker Deliveries;

•
increases of $0.4 million and $6.6 million, respectively, for the three and nine months ended September 30, 2007, due to the redeployment of excess capacity of one shuttle tanker servicing contracts of affreightment to a bareboat charter; and

•
increases of $1.1 million and $3.9 million, respectively, for the three and nine months ended September 30, 2007, due to the renewal of certain vessels on time charter contracts at higher daily rates during 2006 and a higher number of revenue days for these vessels;

partially offset by

•
decreases of $9.3 million and $7.2 million, respectively, for the three and nine months ended September 30, 2007, in revenues due to (a) fewer revenue days for shuttle tankers servicing contracts of affreightment during the three and nine months ended September 30, 2007 due to a decline in oil production from mature oil fields in the North Sea, partially offset by (b) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot market at a higher average charter rate than the same periods last year due to a strong spot tanker market in 2007;

•	a decrease of $3.4 million for the nine months ended September 30, 2007, due to the drydocking of the FSO unit, the Dampier Spirit, during the first half of 2007;

•	decreases of $1.4 million and $3.7 million, respectively, for the three and nine months ended September 30, 2007, relating to the Shuttle Tanker Dispositions; and

•	a decrease of $2.9 million for the nine months ended September 30, 2007, from a decline in the number of chartered-in shuttle tankers.

As part of our acquisition of Petrojarl, we assumed certain FPSO service contracts which have terms that are less favourable than then-prevailing market terms. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts, on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and nine months ended September 30, 2007 was $18.1 million and $48.6 million, respectively. Please read Item 1 – Financial Statements: Note 6 – Goodwill, Intangible Assets and In-Process Revenue Contracts.

Vessel Operating Expenses. Vessel operating expenses increased during the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $45.3 million and $124.9 million, respectively, for the three and nine months ended September 30, 2007, from the Petrojarl acquisition;

•	increases of $5.0 million and $13.1 million, respectively, for the three and nine months ended September 30, 2007, from the Consolidation of Joint Ventures;

•	increases of $1.9 million and $3.7 million, respectively, for the three and nine months ended September 30, 2007, relating to the transfer of the Navion Saga to the offshore segment; and

•
increases of $2.1 million and $4.4 million, respectively, for the three and nine months ended September 30, 2007, from an increase in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system and increases in repairs and maintenance;

partially offset by

•	decreases of $0.5 million and $2.2 million, respectively, for the three and nine months ended September 30, 2007, relating to the Shuttle Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to a net decrease in the number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $17.8 million and $50.1 million, respectively, for the three and nine months ended September 30, 2007, from the Petrojarl acquisition;

•	increases of $3.7 million and $11.1 million, respectively, for the three and nine months ended September 30, 2007, from the Consolidation of Joint Ventures;

•	increases of $2.1 million and $4.2 million, respectively, for the three and nine months ended September 30, 2007, relating to the transfer of the Navion Saga to the offshore segment; and

•	increases of $1.7 million and $2.2 million, respectively, for the three and nine months ended September 30, 2007, due to the Shuttle Tanker Deliveries;

partially offset by

•	decreases of $0.9 million and $4.0 million, respectively, for the three and nine months ended September 30, 2007, relating to the Shuttle Tanker Dispositions.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time charters. The fixed-rate tanker segment also has two Aframax conventional crude oil tankers under construction, which are scheduled to be delivered in January and April 2008, respectively. Upon their deliveries, the vessels will commence 10-year time charters to a 50%-owned joint venture that provides lightering services primarily in the Gulf of Mexico.

The following table presents our fixed-rate tanker segment’s operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change	2007	2006	% Change

Revenues	51,168	46,514	10.0	141,544	134,804	5.0
Voyage expenses	711	452	57.3	1,863	1,385	34.5
Net revenues	50,457	46,062	9.5	139,681	133,419	4.7
Vessel operating expenses	13,285	10,945	21.4	36,797	32,300	13.9
Time-charter hire expense	7,773	4,243	83.2	15,591	12,560	24.1
Depreciation and amortization	9,236	8,294	11.4	25,964	24,605	5.5
General and administrative (1)	4,889	3,897	25.5	13,887	12,030	15.4
Income from vessel operations	15,274	18,683	(18.2)	47,442	51,924	(8.6)

Calendar Ship Days
Owned vessels	1,373	1,380	(0.5)	4,088	4,095	(0.2)
Chartered-in vessels	405	184	120.1	765	544	40.6
Total	1,778	1,564	13.7	4,853	4,639	4.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased for the three and nine months ended September 30, 2007, compared to the same periods last year, primarily due to:

•	the acquisition of two Suezmax tankers from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition); and

•	a transfer of an in-chartered Aframax tanker from the spot tanker segment in July 2007 upon commencement of a three-year time-charter (the Aframax Transfer).

In addition, during July 2007 we sold and leased back an older Aframax tanker.  This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2007, compared to the same periods last year, primarily due to:

•	an increase of $3.7 million for the three and nine months ended September 30, 2007, from the OMI Acquisition;

•	increases of $2.9 million for the three and nine months ended September 30, 2007, from the Aframax Transfer;

•
increases of $0.3 million and $1.2 million, respectively, for the three and nine months ended September 30, 2007, due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time-charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

•
a relative increase of $0.3 million for the nine months ended September 30, 2007 because one of our Suezmax tankers was off-hire for 15.8 days for a scheduled drydocking during the corresponding period in 2006;

partially offset by

•
decreases of $2.9 million and $3.2 million, respectively, for the three and nine months ended September 30, 2007, from a decrease in revenues earned by the Teide Spirit and the Toledo Spirit (the time-charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot market rates are below threshold amounts).

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, compared to the same periods last year, primarily due to:

•	increases of $1.4 million and $3.0 million, respectively, for the three and nine months ended September 30, 2007, relating to higher crew manning, service and insurance costs;

•
increases of $0.3 and $1.1 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year. A majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew (our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	an increase of $0.4 million for the three and nine months ended September 30, 2007, from the OMI Acquisition.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	an increase of $1.6 million for the three and nine months ended September 30, 2007, from the OMI Acquisition;

•	an increase of $1.6 million for the three and nine months ended September 30, 2007, from the Aframax Transfer; and

•	an increase of $0.6 million for the three and nine months ended September 30, 2007, due to the sale and leaseback of an Aframax tanker.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2007, compared to the same periods last year, primarily due to the OMI Acquisition.

Liquefied Gas Segment

Our liquefied gas segment consists of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. We also have six LNG carriers currently under construction which are scheduled for delivery between 2008 and 2009. Please read Item 1 – Financial Statements: Note 11a – Commitments and Contingencies – Vessels Under Construction and Note 11c - Commitments and Contingencies – Joint Ventures. In addition, we have three LPG carriers currently under construction which are scheduled for delivery between 2008 and 2009. Upon delivery, these vessels will commence operation under 15-year charters.

The following table presents our liquefied gas segment’s operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change	2007	2006	% Change

Revenues	42,994	26,468	62.4	118,967	75,203	58.2
Voyage expenses	73	395	(81.5)	86	800	(89.3)
Net revenues	42,921	26,073	64.6	118,881	74,403	59.8
Vessel operating expenses	8,056	4,706	71.2	22,395	14,325	56.3
Depreciation and amortization	11,491	8,235	39.5	33,856	24,222	39.8
General and administrative (1)	5,677	3,736	52.0	16,365	11,028	48.4
Income from vessel operations	17,697	9,396	88.3	46,265	24,828	86.3

Calendar Ship Days
Owned vessels	736	460	60.0	2,126	1,365	55.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).

The increase in the average fleet size of our liquefied gas segment was primarily due to the delivery of three new LNG carriers between October 2006 and February 2007 (collectively, the RasGas II vessels).

On March 29, 2007, the Madrid Spirit sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The vessel was offhire for three days during the first quarter of 2007 and 76 days during the second quarter of 2007. As a result, we incurred a reduction to income from vessel operations of $6.6 million in the second quarter of 2007, consisting of $5.8 million from loss of hire and $0.8 million from uninsured repair costs. The Madrid Spirit resumed normal operations in early July 2007.  We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the condenser tube on the Madrid Spirit are not present on the other vessels.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $17.2 million and $45.1 million, respectively, for the three and nine months ended September 30, 2007, from the delivery of the RasGas II vessels;

•
increases of $1.6 million and $4.7 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and

•
relative increases of $0.2 million and $2.4 million, respectively, for the three and nine months ended September 30, 2007, due to the Catalunya Spirit being off-hire for 35.5 days during 2006 to complete repairs and for a scheduled drydock;

partially offset by

•	decreases of $0.3 million and $5.8 million, respectively, for the three and nine months ended September 30, 2007, due to the Madrid Spirit being off-hire, as discussed above; and

•	a decrease of $2.0 million for the three and nine months ended September 30, 2007, relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers during July 2007.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $2.6 million and $6.6 million, respectively, for the three and nine months ended September 30, 2007, from the delivery of the RasGas II vessels;

•
increases of $0.3 million and $1.1 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	an increase of $0.8 million for the nine months ended September 30, 2007, for repair costs for the Madrid Spirit incurred during the second quarter of 2007 in excess of estimated insurance recoveries;

partially offset by

•
a relative decrease of $1.0 million for the nine months ended September 30, 2007, relating to repair costs for the Catalunya Spirit incurred during the second quarter of 2006 in excess of estimated insurance recoveries.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $3.3 million and $9.1 million, respectively, for the three and nine months ended September 30, 2007, from the delivery of the RasGas II vessels; and

•	increases of $0.1 million and $0.5 million, respectively, relating to the amortization of drydock expenditures incurred during the three and nine months ended September 30, 2007.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term fixed-rate contracts. We also have ten Suezmax tankers under construction which are scheduled to be delivered between June 2008 and August 2009. We consider contracts that have an original term of less than three years in duration to be short-term.  Substantially all of our conventional Aframax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment.

Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker segment’s operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except calendar ship days and percentages)	2007	2006	% Change	2007	2006	% Change

Revenues	263,419	260,599	1.1	772,860	788,442	(2.0)
Voyage expenses	114,128	106,457	7.2	317,042	308,331	2.8
Net revenues	149,291	154,142	(3.1)	455,818	480,111	(5.1)
Vessel operating expenses	22,042	14,883	48.1	53,342	43,394	22.9
Time-charter hire expense	73,368	55,179	33.0	184,432	159,923	15.3
Depreciation and amortization	20,972	13,023	61.0	47,888	39,326	21.8
General and administrative (1)	24,390	20,885	16.8	71,726	65,429	9.6
Gain on sale of vessels	-	(629)	(100.0)	-	(1,431)	(100.0)
Restructuring charge	-	2,948	0.0	-	7,414	0.0
Income from vessel operations	8,519	47,853	(82.2)	98,430	166,056	(40.7)

Calendar Ship Days
Owned vessels	3,150	2,392	31.7	8,190	7,098	15.4
Chartered-in vessels	3,333	2,907	14.7	8,732	8,311	5.1
Total	6,483	5,299	22.3	16,922	15,409	9.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased for the three and nine months ended September 30, 2007, compared to the same periods last year, primarily due to:

•	the delivery of four new large product tankers between November 2006 and May 2007 (collectively, the Spot Tanker Deliveries);

•	the acquisition of twelve vessels from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition); and

•	a net increase in the number of chartered-in vessels, primarily Suezmax and product tankers;

     partially offset by

•	the transfer of the Navion Saga to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007.

In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back one Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

Tanker Market and TCE Rates.

Tanker freight rates declined during the third quarter of 2007, primarily due to seasonal oil field maintenance in the North Sea and Former Soviet Union, as well as hurricane-related outages in Mexico, which led to lower oil export volumes. During the latter part of the fourth quarter tanker rates recovered significantly driven by the onset of the winter season in the northern hemisphere, rising refinery utilization, low stock levels in many of the key consuming regions, an increase in OPEC (Organization of the Petroleum Exporting Countries) output and seasonal weather delays.

As of December 14, 2007, the IEA was forecasting global oil demand growth during the upcoming winter season (the fourth quarter of 2007 and first quarter of 2008) to be 2.3 mb/d (or 2.7 percent) higher than the third quarter of 2007. For 2008, the IEA’s estimate for global oil demand growth is 2.1 mb/d (or 2.5 percent), which would be the highest since the near record high experienced in 2004.

Tanker sales for drybulk carrier conversion continue to rise, driven by high earnings in the drybulk sector.  In addition, several existing tanker newbuilding orders have been switched into drybulk newbuildings, dampening expected tanker supply growth.

TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our exposure to the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for the three and nine months ended September 30, 2007 and 2006 and includes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot market rates or for speculative purposes.

	Three Months Ended September 30, 2007			Three Months Ended September 30, 2006
Vessel Type	Net Voyage Revenues(1) ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

Suezmax Tankers	28,154	1,039	27,097	14,617	460	31,776
Aframax Tankers	63,664	2,960	21,508	102,172	2,937	34,788
Large/Medium Product Tankers	41,459	1,521	27,258	22,955	867	26,476
Small Product Tankers	12,476	898	13,893	14,398	990	14,543
Totals	145,753	6,418	22,710	154,142	5,254	29,338

(1)	Excludes the unrealized gain (loss) of STCs and FFAs.

	Nine Months Ended September 30, 2007			Nine Months Ended September 30, 2006
Vessel Type	Net Voyage Revenues(1) ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

Suezmax Tankers	55,090	1,800	30,606	45,042	1,240	36,324
Aframax Tankers	252,991	8,458	29,911	317,259	8,789	36,097
Large/Medium Product Tankers	103,716	3,790	27,366	73,266	2,530	28,959
Small Product Tankers	40,483	2,695	15,022	44,544	2,794	15,943
Totals	452,280	16,743	27,013	480,111	15,353	31,271

(1)	Excludes the unrealized gain (loss) of STCs and FFAs.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	an increase of $26.2 million for the three and nine months ended September 30, 2007, relating to the OMI Acquisition;

•	increases of $9.4 million and $25.2 million, respectively, for the three and nine months ended September 30, 2007, relating to the Spot Tanker Deliveries; and

•
increases of $7.3 million and $7.7 million, respectively, for the three and nine months ended September 30, 2007, from the effect of STCs and FFAs, which excludes the unrealized gain (loss) of FFAs designated as cash flow hedges;

partially offset by

•
decreases of $38.6 million and $62.1 million, respectively, from a 22.6% decrease in our average TCE rate during the three months ended September 30, 2007 compared to the same period in 2006 and a 16.3% decrease in our average TCE rate during the nine months ended September 30, 2007 compared to the same period in 2006;

•
decreases of $2.0 million and $7.9 million, respectively, for the three and nine months ended September 30, 2007, from the net decrease in the number of chartered-in vessels (excluding the effect of the sale and leaseback of two older Aframax tankers during April 2007 and the Aframax tanker during July 2007) compared to the same periods in 2006;

•	decreases of $4.7 million and $6.1 million, respectively, for the three and nine months ended September 30, 2007, from the transfer of the Navion Saga to the offshore segment in May 2007; and

•
decreases of $0.3 million and $3.5 million, respectively, for the three and nine months ended September 30, 2007, from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, compared to the same period in 2006.  These changes were primarily due to:

•	an increase of $4.1 million for the three and nine months ended September 30, 2007, from the OMI Acquisition; and

•	increases of $2.3 million and $5.4 million, respectively, for the three and nine months ended September 30, 2007, from the Spot Tanker Deliveries.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•
increases of $9.3 million and $18.5 million, respectively, for the three and nine months ended September 30, 2007, from the net increase in the average TCE rate of our chartered-in Suezmax and Aframax tankers;

•	an increase of $8.5 million for the three and nine months ended September 30, 2007, from the OMI Acquisition; and

•	increases of $1.8 million and $4.5 million, respectively, for the three and nine months ended September 30, 2007, due to the sale and leaseback of the Aframax tankers;

partially offset by

•
decreases of $2.3 million and $7.0 million, respectively, for the three and nine months ended September 30, 2007, from a decrease in the number of chartered-in tankers (excluding OMI vessels) compared to the same period in 2006.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2007, compared to the same period in 2006, primarily due to:

•	an increase of $8.5 million for the three and nine months ended September 30, 2007, from the OMI Acquisition; and

•	increases of $1.8 million and $4.5 million, respectively, for the three and nine months ended September 30, 2007, from the Spot Tanker Deliveries;

partially offset by

•	decreases of $2.0 million and $3.3 million, respectively, for the three and nine months ended September 30, 2007, from the sale and leaseback of the Aframax tankers during April and July 2007; and

•	decreases of $0.7 million and $1.5 million, respectively, for the three and nine months ended September 30, 2007, from the transfer of the Navion Saga to the offshore segment.

Restructuring Charges. We incurred restructuring charges of $2.9 million and $7.4 million, respectively, for the three and nine months ended September 30, 2006 relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. This relocation project was completed during 2006. We did not incur any restructuring charges in the nine months ended September 30, 2007.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2007 and 2006.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except percentages)	2007	2006	% Change	2007	2006	% Change

General and administrative expenses	60,912	39,822	53.0	178,067	121,538	46.5
Interest expense	81,008	40,572	99.7	205,549	114,059	80.2
Interest income	23,071	14,262	61.8	62,629	39,948	56.8
Foreign exchange (loss) gain	(10,025)	277	(3719.1)	(14,699)	(32,991)	(55.4)
Minority interest income (expense)	3,602	(7,289)	(149.4)	(8,379)	(4,682)	79.0
Other income (loss)	729	8,134	(91.0)	14,064	(2,942)	(578.0)

General and Administrative Expenses. General and administrative expenses increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $10.4 million and $29.3 million, respectively, for the three and nine months ended September 30, 2007, from our acquisition of Petrojarl in October 2006;

•
increases of $6.7 million and $13.1 million, respectively, for the three and nine months ended September 30, 2007, from an increase in shore-based compensation and other personnel expenses, due to weakening of the U.S. Dollar compared to other major currencies, and increases in headcount and  compensation levels;

•
increases of $1.5 million and $5.0 million, respectively, for the three and nine months ended September 30, 2007, from an increase in corporate-related expenses, including costs associated with Teekay Offshore becoming a public entity in December 2006 and Sarbanes-Oxley compliance costs;

partially offset by

•
relative decreases of $2.6 million and $5.5 million, respectively, for the three and nine months ended September 30, 2007, relating to the costs associated with our long-term incentive program for management (please read Item 1 – Financial Statements: Note 11(d) – Commitments and Contingencies – Long-Term Incentive Program); and

•	a relative decrease of $1.5 million during the nine months ended September 2007 from severance costs recorded in the nine months ended September 30, 2006.

Interest Expense. Interest expense increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•
increases of $13.2 million and $41.0 million, respectively, for the three and nine months ended September 30, 2007, resulting from interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;

•
increases of $8.3 million and $26.0 million, respectively, for the three and nine months ended September 30, 2007, relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II vessels;

•
increases of $11.5 million and $16.5 million, respectively, for the three and nine months ended September 30, 2007, relating to the increase in debt using to finance our acquisition of 50% of OMI Corporation; and

•
increases of $2.9 million and $7.2 million, respectively, for the three and nine months ended September 30, 2007, relating to debt used by the RasGas 3 joint venture to fund shipyard construction installment payments (this increase in interest expense is offset by a corresponding increase in interest income from advances to the joint venture);

partially offset by

•
a decrease of $1.1 million during the nine months ended September 30, 2007 from the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006; and

•	decreases of $1.8 million and $5.1 million, respectively, for the three and nine months ended September 30, 2007, from scheduled capital lease repayments on two of our LNG carriers.

Interest Income. Interest income increased for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•
increases of $5.6 million and $10.1 million, respectively, for the three and nine months ended September 30, 2007, resulting from $900 million of interest-bearing loans we made to Omaha Inc., a 50% joint venture between us and TORM, which were used, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI Corporation;

•
increases of $2.9 million and $7.2 million, respectively, for the three and nine months ended September 30, 2007, relating to interest-bearing advances made by us to the RasGas 3 joint venture for shipyard construction installment payments;

•
increases of $1.0 million and $6.5 million, respectively, for the three and nine months ended September 30, 2007, relating to additional restricted cash deposits that will be used to pay for lease payments on the three RasGas II vessels; and

•	an increase of $2.4 million for the nine months ended September 30, 2007, from the interest we earned on cash we assumed as part of the Petrojarl acquisition;

partially offset by

•
decreases of $1.8 million and $5.3 million, respectively, for the three and nine months ended September 30, 2007, resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits.

Foreign Exchange Gains (Losses). The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Minority Interest (Expense) Income. Minority interest expense decreased for the three months ended September 30, 2007, compared to the same period in 2006 and increased for the nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•
increases of $1.0 million and $4.0 million, respectively, for the three and nine months ended September 30, 2007, resulting from the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the operating agreements, which granted us control of these joint ventures;

•	increases of $0.9 million and $5.1 million, respectively, for the three and nine months ended September 30, 2007, from the initial public offering of Teekay Offshore in December 2006;

partially offset by

•
decreases of $9.1 million and $3.7 million, respectively, for the three and nine months ended September 30, 2007, resulting from a decrease in earnings from Teekay LNG which was primarily the result of unrealized foreign exchange losses attributable to the revaluation of its Euro-denominated term loans.

Other Income (Loss). Other income (loss) decreased for the three months ended September 30, 2007 and increased for the nine months ended September 30, 2007, compared to the same periods in 2006, primarily due to:

•	increases of $1.7 million and $8.3 million, respectively, for the three and nine months ended September 30, 2007, from gains recognized on the sale of marketable securities;

•	a $7.0 million gain during the three months ended September 30, 2007, resulting from the sale of a computer-based marine training company; and

•
a relative increase of $6.1 million for nine months ended September 30, 2007, resulting from losses recognized on the expiry of options acquired to have constructed LNG carriers during the nine months ended September 30, 2006;

partially offset by

•	increases of $15.3 million and $0.3 million, respectively, for the three and nine months ended September 30, 2007, from increases of income tax expense primarily due to the weakening U.S. Dollar;

•	changes of $3.6 million and $7.6 million, respectively, for the three and nine months ended September 30, 2007, from increases in equity loss and decreases in equity income from joint ventures.

Net Income. As a result of the foregoing factors, net income was $17.0 million and $171.8 million, respectively, for the three and nine months ended September 30, 2007, compared to $79.8 million and $201.9 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2007, our total cash and cash equivalents was $296.6 million, compared to $343.9 million as at December 31, 2006. Our total liquidity, including cash and undrawn credit facilities, was $1.9 billion as at September 30, 2007, down from $2.2 billion as at December 31, 2006. The decrease in liquidity was mainly the result of expenditures for vessels and equipment, the purchase of 50% of OMI Corporation, loans to joint ventures and payment of dividends, partially offset by cash generated by our operating activities during the nine months ended September 30, 2007 and our obtaining a new $700.0 million term loan facility.

Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at September 30, 2007, we had $77.1 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, equity capital from unitholders of our master limited partnerships (or MLPs) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the three LPG carriers to be delivered between April 2008 and June 2009, pre-arranged debt facilities are in place for all of our remaining capital commitments relating to our portion of newbuildings currently on order and conversions currently under way. Our pre-arranged debt facilities do not include our undrawn credit facilities. We will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.

As at September 30, 2007, our revolving credit facilities provided for borrowings of up to $3.3 billion, of which $1.6 billion was undrawn. The amount available under these revolving credit facilities decreases by $80.0 million (remainder of 2007), $189.6 million (2008), $230.5 million (2009), $238.1 million (2010), $646.1 million (2011) and $1,884.2 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 52 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries.

Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 34 of our vessels, together with other related collateral, and are generally guaranteed by Teekay or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at September 30, 2007, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at September 30, 2007, this amount was $272.8 million. We were in compliance with all loan covenants at September 30, 2007.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 – Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:
	Nine Months Ended
	September 30, 2007 ($000’s)	September 30, 2006 ($000’s)
Net operating cash flows	236,853	379,231
Net financing cash flows	1,327,221	22,506
Net investing cash flows	(1,611,351)	(335,490)

Operating Cash Flows

The decrease in net operating cash flow mainly reflects a decrease in net operating cash flows generated by our spot tanker segment, which was primarily the result of a decrease in the average TCE rate earned in the nine months ended September 30, 2007, compared to the same period in 2006, an increase in expenditures for drydockings and an increase in non-cash working capital.

Financing Cash Flows

During the nine months ended September 30, 2007, our proceeds from long-term debt, net of prepayments, were $1,523.2 million. We used a majority of these funds to finance our acquisition of 50% of OMI Corporation and our expenditures for vessels and equipment.

During May 2007, our subsidiary Teekay LNG, issued an additional 2.3 million common units, representing limited partner interests, in a public offering for net proceeds of $84.2 million, which it used to prepay certain of its revolving credit facilities, prior to its acquiring certain LNG projects from Teekay.

During the nine months ended September 30, 2007, we repurchased 0.9 million shares for $50.3 million, or an average cost of $54.65 per share, pursuant to previously-announced share repurchase programs.  Please read Item 1 – Financial Statements:  Note 10 – Capital Stock.

Dividends declared during the nine months ended September 30, 2007 were $52.4 million, or $0.7125 per share. We have consistently paid a quarterly dividend since 1995. We increased our quarterly dividend during each of the last four years from $0.125 per share in 2003 to $0.2750 per share during the third quarter of 2007. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.

Investing Cash Flows

During the nine months ended September 30, 2007, we:
•	acquired 50% of OMI Corporation for a total cost of approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness;

•
incurred capital expenditures for vessels and equipment of $550.5 million, primarily for shipyard construction installment payments on our Suezmax tankers, Aframax tankers and shuttle tankers and for costs to convert two of our conventional tankers to shuttle tankers and one conventional tanker to an FPSO unit;

•	loaned $187.6 million to the RasGas 3 joint venture for shipyard construction installment payments; and

•	received proceeds of $214.8 million from the sale of six vessels.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2007:
In millions of U.S. Dollars	Total	Balance of 2007	2008 and 2009	2010 and 2011	Beyond 2011

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,104.6	14.4	1,001.2	1,055.0	2,034.0
Chartered-in vessels (operating leases)	1,370.6	148.3	736.2	319.9	166.2
Commitments under capital leases (2)	243.0	6.2	144.4	92.4	-
Commitments under capital leases (3)	1,103.1	6.0	48.0	48.0	1,001.1
Newbuilding installments (4)	1,234.2	26.0	814.2	394.0	-
Vessel purchases and conversion (5)	65.6	23.7	41.9	-	-
Asset retirement obligation	38.7	-	-	-	38.7
Total U.S. Dollar-denominated obligations	8,159.8	224.6	2,785.9	1,909.3	3,240.0

Euro-Denominated Obligations: (6)
Long-term debt (7)	436.8	2.7	23.2	239.5	171.4
Commitments under capital leases (2) (8)	235.5	33.2	71.4	130.9	-
Total Euro-denominated obligations	672.3	35.9	94.6	370.4	171.4

Total	8,832.1	260.5	2,880.5	2,279.7	3,411.4

(1)
Excludes expected interest payments of $61.3 million (balance of 2007), $418.4 million (2008 and 2009), $321.3 million (2010 and 2011) and $468.3 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at September 30, 2007 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2008 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $37.3 million to $40.7 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 9 – Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $493.7 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
Represents remaining construction costs, including the joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for four shuttle tankers, two Aframax tankers, ten Suezmax tankers, three LPG carriers and two LNG carriers. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies – Vessels Under Construction.

(5)
Represents remaining conversion costs, excluding capitalized interest and miscellaneous conversion costs, for one FPSO unit and the purchase of a 2001-built shuttle tanker. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies – Vessel Purchases and Conversion.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2007.

(7)
Excludes expected interest payments of $5.8 million (balance of 2007), $45.4 million (2008 and 2009), $36.8 million (2010 and 2011) and $68.6 million (beyond 2011). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at September 30, 2007, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $205.9 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

In addition, we have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at September 30, 2007, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $200.3 million, of which our share is $80.1 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which is scheduled for the second quarter of 2008. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies – Joint Ventures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

CHANGE IN ACCOUNTING POLICY

In July 2006, the Financial Accounting Standards Board (or FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal periods beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007. As a result of this implementation, we recognized a $1.2 million increase to our current tax liabilities and a $1.2 million decrease to our retained earnings.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended September 30, 2007 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates, OPEC and non-OPEC oil production;

•	expected demand in the offshore oil production sector and the demand for vessels;

•	the belief that the OMI acquisition will improve the utilization of certain of our existing vessels;

•	the sufficiency of working capital for short-term liquidity requirements;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the appropriateness of our liability insurance;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contracts;

•	future cash flow from vessel operations;

•	the expected lifespan of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs;

•	the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;

•	our ability to utilise the recently acquired LNG vessels in a new service offering after the expiry of the current time-charter in April 2009;

•	the growth of global oil demand; and

•
the losses and expenses associated with damage to the Madrid Spirit on March 29, 2007, and the belief that the conditions that caused the damage to the condenser tube on the Madrid Spirit are not present on the other vessels.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2006. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2007
PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot market rate risks.  With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.

Interest Rate Risk

The table below provides information about our financial instruments at September 30, 2007, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2007	2008	2009	2010	2011	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	3.7	777.3	134.6	313.7	401.3	1,653.1	3,283.6	(3,283.6)	6.1%
Variable Rate (Euro) (3) (4)	2.7	11.2	12.0	12.9	226.6	171.4	436.8	(436.8)	5.4%

Fixed-Rate Debt ($U.S.)	10.7	43.0	46.3	46.3	293.7	380.9	820.9	(797.1)	6.3%
Average Interest Rate	5.0%	5.0%	5.1%	5.1%	8.2%	5.2%	6.3%

Capital Lease Obligations(5) (6)
Fixed-Rate ($U.S.) (7)	2.2	125.6	3.8	3.9	80.1	-	215.6	(215.6)	7.4%
Average Interest Rate (8)	7.5%	8.8%	5.4%	5.4%	5.5%	-	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9) (10)	298.8	80.8	624.1	355.1	55.7	2,558.6	4,173.1	(13.2)	5.1%
Average Fixed Pay Rate (2)	5.4%	5.1%	4.7%	4.9%	5.1%	5.2%	5.1%
Contract Amount (Euro) (4) (9)	2.7	11.2	12.0	12.9	226.6	171.4	436.8	31.7	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%
_________

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2007 ranged from 0.30% to 1.00%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2007.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 141.1 million Euros ($201.4 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2007, this amount was 144.3 million Euros ($205.9 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG carriers (see Item 1 – Financial Statements: Note 9 – Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at September 30, 2007 totaled $493.7 million, and the lease obligations, which as at September 30, 2007 totaled $468.7 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG carrier capital lease obligations and restricted cash deposits were $517.0 million and $482.9 million, $22.6 million and ($30.5) million, and 4.9% and 4.8%, respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.  (See Item 1 – Financial Statements: Note 9 – Capital Leases and Restricted Cash.)

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)
Includes interest rate swaps of $615.0 million, $151.0 million, $333.5 million, $300.0 million and $200.0 million that have commencement dates of balance of 2007, 2008, 2009, 2010 and 2011, respectively.

Commodity Price Risk

From time to time we use bunker fuel swap contracts as a hedge to protect against changes in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at September 30, 2007, we were committed to contracts totaling 14,579 metric tonnes with a weighted-average price of $302.1 per tonne.  As at September 30, 2007 these contracts had a fair value of $1.0 million. The fuel swap contracts expire between October and December 2007.

Spot Market Rate Risk

We use forward freight agreements (or FFAs) and synthetic time-charters (or STCs) as a hedge to protect against changes in spot market rates earned by some of our vessels in our spot market segment. FFAs involve contracts to move a theoretical volume of freight at fixed-rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot market by taking the short position in a long-term forward freight agreement.  As at September 30, 2007, we had seven STC contracts which were equivalent to 3.75 Suezmax vessels.  As at September 30, 2007, we were committed to FFAs, which include STCs, with a notional principal amount of $105.9 million, which is an aggregate of both long and short positions, and a net fair value of $1.4 million. The FFAs, which include STCs, expire between October 2007 and September 2009.

Commencing the second quarter of 2007, we have used FFAs in non-hedge related transactions to increase or decrease our exposure to spot market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at September 30, 2007, we were committed to non-hedge related FFAs totalling 7.8 million metric tonnes with a notional principal amount of $69.2 million, which expire between October 2007 and December 2008 and had a fair value of ($2.5) million.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

We enter into forward contracts as a hedge against changes in certain foreign exchange rates. As at September 30, 2007, we had the following foreign currency forward contracts:
	Expected Maturity Date
	Balance of 2007		2008		2009		2010
(contract amounts in millions of U.S. Dollars)	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
Norwegian Kroner:	$152.20	6.34	$152.30	6.28	$28.50	6.13	$5.00	6.05
Euro:	$20.30	0.74	$11.60	0.75	-	-	-	-
Canadian Dollar:	$22.10	1.06	$32.90	1.07	-	-	-	-
British Pounds:	$12.60	0.52	$36.60	0.52	$12.20	0.52	$1.90	0.52
Australian Dollar:	$1.40	1.37	$2.90	1.28	-	-	-	-
Singapore Dollar:	$1.90	1.51	-	-	-	-	-	-

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2007
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: December 21, 2007	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 15.1
ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Corporation (or Teekay), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities, in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan and in the Registration Statement (Form S-8 No. 333-147683) pertaining to the 2003 Equity Incentive Plan of Teekay, of our report dated December 14, 2007, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended September 30, 2007.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada,	/s/ Ernst & Young LLP
December 21, 2007	Chartered Accountants